Mail Stop 4561

Jesper Toft, Chief Executive Officer
Inscrutor, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re: Inscrutor, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2008**
> **File No. 333-152579**

Dear Mr. Toft:

We have reviewed your revised registration statement and response letter, and have the following comments.

Risk Factors

"It is possible that the shares issued to our shareholders pursuant to the spin off in May 2008…," page 3

1.   Please remove the references to Staff Legal Bulletin No. 4, the Section 4(2) exemption, and matters of "consideration" appearing in the first few sentences of this risk factor, and state simply that the spin-off was not registered under the Securities Act of 1933 and may not have been appropriately exempt from registration under that Act. This comment applies also to similar disclosure elsewhere in the filing, including on pages 9 and II-15. See Rule 421(d) of Regulation C.

2.   In the second paragraph of this risk factor, you refer to unspecified "possible impermissible disclosures" that could lead to sanctions and possible civil penalties. Please identify in your response letter the potentially impermissible disclosures to which you refer. You also refer to a specific claim that, if successful, would have adverse effects on the company. Please expand or otherwise revise your disclosure to identify the claim to which you refer. This comment applies also to similar disclosure elsewhere in the filing, including on pages 9 and II-15.

Part II

3. In your response to comment 2 from our letter dated September 11, 2008, you indicate that, in connection with the spin-off of Inscrutor shares, each Visator shareholder received a share certificate with a restrictive legend. You state in your response to comment 3 from our letter dated September 11, 2008, however, that the stock certificates have not yet been delivered to shareholders. Please advise regarding this apparent inconsistency.

4. In addition, we note the following statements or references in your filing that appear inconsistent with disclosure elsewhere in the filing and with the statement in your response letter that the spun-off shares have not yet been delivered to recipients because the company has not yet hired a transfer agent:

   - "On June 1, 2008 (the 'Distribution Date'), Visator transferred to the transfer agent for the benefit of the holders of record of Visator common stock and preferred stock at the close of business on May 30, 2008 (the 'Record Date'), without any consideration being paid by such holders, the shares of Inscrutor common stock then owned by Visator," page F-7; and

   - "These shareholders were notified of the spin out when the shares were distributed to the shareholders," page II-15.

   Please revise your filing as appropriate.

5. If certificates have not yet been issued in connection with the Inscrutor spin-off, please advise us how your counsel arrived at its opinion that the shares have been legally issued. Please also advise us how the selling shareholders will offer and sell shares under the registration statement if you have not issued certificates or engaged a transfer agent.

6. Please tell us when you intend to deliver certificates to your shareholders and when you intend to engage a transfer agent. Also, advise us what information you intend to give to your shareholders regarding the transfer limits on the shares, other than the legend appearing on the certificates. Finally, tell us whether you intend to instruct the transfer agent that the stock transfer books must include stop transfer instructions that indicate the transfer limits on the shares.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 in the event that you thereafter require further assistance.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP